UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 3)

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, nominal value of $0.0001
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1	NAME OF REPORTING PERSON Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,213,369(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,213,369(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,213,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 282,435,478 Class A ordinary shares, nominal value of $0.0001 (the “Shares”) of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), outstanding as of February 21, 2022, as reported by the Issuer in its Prospectus Supplement No. 5, dated February 22, 2022, to Prospectus dated October 5, 2021 (Registration No. 333-259706), filed with the U.S. Securities and Exchange Commission on February 22, 2022.

(2) The Reporting Person currently holds 64,867,691 Shares of the Issuer. In addition, the Business Combination Agreement (as defined below) grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”), held by the Reporting Person (the “India Shares”) to the Issuer in exchange for an aggregate of 12,345,678 Class A ordinary shares of the Issuer. As of February 23, 2022, the Reporting Person is considered to beneficially own an aggregate of 77,213,369 Shares of the Issuer, or 26.2% of the voting rights associated with the outstanding Class A Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

(3) The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the “Class D Share”). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Class A ordinary shares of the Issuer.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022 and February 18, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

This Amendment No. 3 amends and supplements Item 3 of the Original Schedule 13D by adding the following:

On February 23, 2022, completion occurred under each of the Sale and Purchase Agreement and the Sale and Purchase Agreement (Lock-up Securities).

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) - (b) See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Person beneficially owns, and has sole voting power and sole dispositive power with respect to, 77,213,369 Shares, representing approximately 26.2% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

Such percentage is calculated based on 282,435,478 Shares outstanding as of February 21, 2022, as reported by the Issuer in its Prospectus Supplement No. 5, dated February 22, 2022, to Prospectus dated October 5, 2021 (Registration No. 333-259706), filed with the U.S. Securities and Exchange Commission on February 22, 2022.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has effected any transactions in the Shares during the past sixty days.

(d) No person (other than the Reporting Person) is known to the Reporting Person or, to the Reporting Person’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Shareholders’ Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (incorporated by reference to Exhibit 4.5 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).
99.2	Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).
99.3	Business Combination Agreement, dated as of February 24, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2021).
99.4

Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2021).

99.5	Sale and Purchase Agreement, dated as of February 11, 2022, by and among GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Person on February 15, 2021).
99.6	Sale and Purchase Agreement (Lock-up Securities), dated as of February 16, 2022, by and among GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Reporting Person on February 18, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2022

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary